Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

Subject: A New Path Forward for Delivering on Our Promise to Patients

Dear Team Members,

We are about to embark on the next exciting chapter of our journey together. Today we announced that we will be combining with Shire to become the global leader in serving patients with rare diseases. We made this decision after careful consideration and with a strong belief in its benefits to the people who rely on our life-changing therapies.

As you may recall, Shire initially came forward with a proposal earlier in the year, which we rejected. We did not believe it was the right offer or the right time and we were not looking for a suitor.

In the short time we have operated as an independent company, we have consistently delivered outstanding achievements across our company, further demonstrating your talents and our strength in delivering pioneering innovations for patients with underserved conditions. Throughout this period, we have demonstrated an extraordinary ability to build and execute – emerging from a very challenging spin with strength and exciting prospects for the future.

As a result, Shire’s interest in joining forces became more evident as they continued to reach out to learn more about the tremendous value we are creating. They have high praise for our employees and great respect for our experienced global workforce and our purpose-driven culture. They recently approached us with a new proposal which represented an attractive path forward for our company.

By joining forces we can have greater impact.

It has become increasingly clear that consolidation in the healthcare industry is changing the landscape dramatically. By combining with another strong and highly complementary partner, we will be well positioned to accelerate growth and innovation. Together we will be able to help even more people fighting rare diseases – improving their quality of life and delivering the promise of future therapies for some of the most challenging conditions.

The Promise of the Spark – the part of our company that has made our journey to date so extraordinary - will live on. I’m confident that the patient-centric culture we have created is contagious. It is a cornerstone that is a now a part of each one of us and the benefits of our work, expertise and passion will continue, regardless of our corporate structure.

Your questions will be answered as soon as possible.

I know you have a lot of questions. Some of these will be answered today, starting with a global town hall. Others will be addressed between now and the time the deal officially closes, which is expected to be mid-2016. Answering your questions will be a priority through various communications channels in the coming weeks and months. You will also hear more from Shire in due course.

As for next steps prior to close, Shire and Baxalta will form an integration team, where leaders from both companies will baseline, design and plan how best to join our respective businesses, functions and cultures. Mike Shires, VP Program and Portfolio Management, will lead those efforts on our behalf.

The most important thing you can do, after taking some time to absorb today’s update, is to stay focused on your work: supporting our Hematology, Immunology and Oncology customers and patients, following through on team priorities and delivering purpose-driven performance.

We will build on our very special – and unique – beginning.

I know I speak for our entire executive team when I say thank you for all you have done to launch our company, advance our culture, deliver innovative therapies – and soon, to embark on this new chapter in our journey on behalf of patients.

When we completed our separation from Baxter and began life as an independent enterprise, we knew we had something else special to inspire us – the birth of an extraordinary new company. Together, we have lived up to every ounce of our potential over the past six months. I’m confident this next phase of our journey will be highly rewarding in its own right.

Ludwig

Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed merger with Shire, including the expected timing of completion of the merger; the benefits of the merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•	the inability to complete the merger due to the failure to obtain the approval of Baxalta’s or Shire’s stockholders or the failure to satisfy other conditions to completion of the merger;

•	the failure to obtain regulatory approvals required for the merger, or required regulatory approvals delaying the merger or causing the parties to abandon the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Baxalta and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the effect of the announcement of the merger on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Shire to obtain the necessary financing for the merger;

•	the risk that the benefits of the merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions to be obtained on acceptable conditions or at all;

•	the risk that the merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating Baxalta’s employees or operations;

•	the potential diversion of Baxalta’s management’s attention resulting from the proposed merger;

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to Baxalta’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	Baxalta’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	Baxalta’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of Baxalta’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce Baxalta’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting Baxalta’s manufacture, sale or use of affected products or technology;

•	Baxalta’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on Baxalta and its customers and suppliers, including foreign governments in certain countries in which Baxalta operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of Baxalta’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of Baxalta’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	Baxalta’s ability to successfully develop and introduce biosimilar products;

•	Baxalta’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that will be executed as part of the separation;

•	Baxalta’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on Baxalta under the tax matters agreement that Baxalta entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of Baxalta’s executive officers and directors because of their previous or continuing positions at Baxter;

•	Baxalta’s ability to achieve benefits from the separation in a timely manner;

•	the incurrence of substantial indebtedness following the separation from Baxter;

•	Baxalta’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter; and

•	other factors identified in Baxalta’s and Shire’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Baxalta and Shire. The proposed combination will be submitted to Baxalta’s and Shire’s shareholders for their consideration and approval. In connection with the proposed combination, Baxalta and Shire will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire’s ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. The Company will mail the proxy statement/prospectus to its stockholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Baxalta and/or Shire may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PARENT ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@Shire.com.

Certain Information Regarding Participants

The Company, Shire and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015. You can find information about Shire’s directors and executive officers in Shire’s Annual

Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Baxalta or Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.